April 16, 2020

Tanmay Kumar
Chief Financial Officer
Trebia Acquisition Corp.
41 Madison Avenue, Suite 2020
New York, NY 10010

       Re: Trebia Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted March 23, 2020
           CIK No. 0001805833

Dear Mr. Kumar:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted March 23, 2020

Management
Founders, Officers, Directors and Director Nominees, page 126

1. Please revise to clarify the specific occupations and employment that Messrs. Danola and
       Kumar were engaged in during the past five years. Refer to Item 401(e) of Regulation S-
       K.
Undertakings, page II-2

2. Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of
       Regulation S-K. For guidance, refer to Securities Act Rules Compliance and Disclosure
       Interpretation, Question 229.01.
 Tanmay Kumar
Trebia Acquisition Corp.
April 16, 2020
Page 2

       You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,
FirstName LastNameTanmay Kumar
                                                        Division of Corporation
Finance
Comapany NameTrebia Acquisition Corp.
                                                        Office of Real Estate &
Construction
April 16, 2020 Page 2
cc:       Heather Emmel
FirstName LastName